Exhibit 99.1

PRESS RELEASE

For Immediate Release

AVIANCA ANNOUNCES PLAN TO OFFER SECURED NOTES

IN EXCHANGE FOR UNSECURED NOTES

July 22, 2019 – Avianca Holdings S.A. (the “Company” or “Avianca”) today announced, in connection with its previously announced re-profiling plan for its capital structure (the “Re-Profiling”), that it intends to commence, as soon as reasonably practicable, an offer (the “Exchange Offer”) to exchange any and all $550,000,000 of its existing 8.375% Senior Notes due May 2020 (the “Unsecured Notes”) on a par for par basis for up to $550,000,000 of new 8.375% Senior Secured Notes due May 2020 (the “Secured Notes”). The Secured Notes are intended to provide for automatic conversion into an equivalent principal amount of new 9.00% Secured Notes due May 2023 (the “New Notes”) upon the closing of the Re-Profiling and the previously announced investment into Avianca by United Airlines, Inc. and Kingsland Holdings Limited.

The Secured Notes are expected to have the same coupon and maturity as the Unsecured Notes. However, the Secured Notes are also expected to be secured by collateral consisting of (1) certain intellectual property, including the “Avianca” brand and (2) stock representing the residual value after indebtedness and other liabilities of Avianca’s aircraft fleet (subject to receipt of applicable consents and approvals, if any). The New Notes will be secured by the same type of collateral as the Secured Notes.

Concurrently with the Exchange Offer, the Company intends to solicit consents (the “Consent Solicitation”) to certain proposed amendments to the indenture governing the Unsecured Notes, including the elimination of certain restrictive covenants and other provisions in such indenture.

The complete terms of the Exchange Offer and Consent Solicitation will be contained in an offering memorandum for the Exchange Offer and Consent Solicitation (the “Offering Memorandum”), which will be available to Eligible Holders described below upon commencement of the Exchange Offer and Consent Solicitation.

The Exchange Offer will be conditioned on the satisfaction or waiver of certain conditions to be described in the Offering Memorandum. However, because the Re-Profiling is expected to occur subsequent to the closing of the Exchange Offer, the Exchange Offer will not be conditioned on the consummation of the Re- Profiling or the previously announced investment into Avianca by United Airlines, Inc. and Kingsland Holdings Limited. The Company may amend or waive the conditions to closing of the Exchange Offer and Consent Solicitation at any time, in its sole discretion, and may terminate, modify or withdraw the Exchange Offer at any time and for any reason, including if any of the conditions are not satisfied. The Exchange Offer is not expected to be consummated prior to September 1, 2019.

The Exchange Offer will be made, and the Secured Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act (collectively, “Eligible Holders”).

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Unsecured Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the Secured Notes or the New Notes, nor shall there be any sale of the Secured Notes or the New Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The Secured Notes and the New Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

None of the Company, its financial advisors and other agents, the trustee with respect to the Unsecured Notes or the trustee with respect to the Secured Notes or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Unsecured Notes for Secured Notes in the Exchange Offer or consent to any of the proposed indenture amendments in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Unsecured Notes in the Exchange Offer and participate in the Consent Solicitation and, if so, the principal amount of Unsecured Notes to tender.

This press release is being issued pursuant to and in accordance with Rules 135c and 135e under the Securities Act.

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS S.A.

Avianca is the commercial brand that identifies the passenger, cargo transportation airlines and on ground services integrated in the Company with a team of more than 21,000 employees. The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.